

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2009

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re:** **Lux Digital Pictures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 24, 2008**
> **File No. 333-153502**

Dear Mr. Jucht:

      We have reviewed your response to our letter dated December 4, 2008 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

General

1. We note that you did not file a redline copy on EDGAR when you filed this amendment. Please file a redline copy at the time you file each future amendment. Refer to Item 310 of Regulation S-T.

Prospectus Cover Page

2. We did not locate the revision in response to prior comment 5. Item 501(b)(10) requires the statement to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

Prospectus Summary, page 5

3. We note your revisions to the summary in response to prior comments 2 and 6. Please revise the disclosure under "Corporate Background" to enhance readability and highlight the material aspects in clear, plain language. For instance, in the second paragraph we suggest creating separate paragraphs or subheadings to separate your discussion of your current operations from your concepts. For your financial results that appear at the end of the paragraph, we suggest creating a

separate paragraph or subheading. Refer to Instruction to Item 503(a) of Regulation S-K.

Corporate Background, page 5

4. In the second paragraph, we note you disclose that your "Total Current Assets" are $847,175; however, the audited balance sheet at page F-3 discloses 'total current assets' of $401,961 and 'total assets' of $847,175. Please revise as appropriate. Similar revision should be made in the fourth paragraph under MD&A – "General" and "Liquidity and Capital Resources" on page 26.

Founding Shareholders, page 6

5. We note your disclosure on page 6 that Lux Digital Pictures GmbH owns 5,000,000 shares of preferred stock. However, the sections "Description of Securities to be Registered—Preferred Stock" on page 15, "Related Party Transactions" on page 23 and "Item 26. Recent Sales of Unregistered Securities" on page 30 reflect that Lux Digital Pictures GmbH owns 2,500,000 shares of preferred stock. The table in the section "Security Ownership of Certain Beneficial Owners and Management" on page 22 reflects that Lux Digital Pictures GmbH owns 250,000 shares of preferred stock. Please revise the registration statement to clarify this discrepancy or advise. Additionally, please provide any information as required by Item 404(a) of Regulation S-K or Item 701 of Regulation S-K to the extent you revise either the "Related Party Transactions" section or "Item 26. Recent Sales of Unregistered Securities" section, respectively, in response to this comment.

6. Furthermore, we note your response to prior comment 18. Your revised disclosure under "Description of Securities Registered" on page 15 indicates that you are authorized to issue 10,000,000 shares of preferred stock. According to your bylaws filed as Exhibit 3.2, your Articles of Incorporation authorize only 1,000,000 shares of preferred stock. Please advise.

Summary Financial Data, page 8

7. It appears you inadvertently omitted the "net income per share" amount from this summary table. Please revise to reinsert this disclosure.

Risk Factors, page 8

8. We reissue part of our prior comment 12. We note the additional disclosure added to the end of the risk factor entitled "We Depend Highly On Our Current Manager…" on page 9. Please create a separate risk factor with its own heading that includes the disclosure in the last two lines of this risk factor. Please also disclose whether you anticipate Mr. Jucht receiving a salary in the foreseeable

future. If so, please disclose what would trigger Mr. Jucht's receipt of such compensation.

<u>Dilution, page 13</u>

9. We note the disclosure made in response to our prior comment 15. Please delete the last sentence beginning with "After giving effect to the sale… per share," as there are no <u>new</u> common shares being issued in this Registration Statement.

<u>Description of Business, page 17</u>

10. Please file any distribution agreements for "Night of the Living Dead 3D" with your next amendment. Please file fully executed agreements including attached schedules.

11. We note your response to prior comment 25. Please revise to disclose the material terms of your agreement with Vega 7 in an appropriate subsection. We note that you have filed the agreement as a material contract.

<u>Directors, Executive Officers, Promoters and Control Persons, page 21</u>

12. We note your response to our prior comment 23. We note that the paragraph describing Mr. Coleman's experience still contains several examples of marketing language such as "one of the leading independent movie studios of the 70' and 80's," "[c]areer highlights include the Academy Award winning 'Madam Rosa' in 1979" and "teen hits 'Valley Girl' and 'Teen Wolf.'" This type of marketing language is inappropriate in a disclosure document. Please revise the paragraph so it does not market Mr. Coleman's prior accomplishments but instead briefly describes his business experience. If you choose to include references to the films you should describe his business position related to each film. Refer to Item 401(e)(1) of Regulation S-K.

<u>Executive Compensation, page 21</u>

13. We note your response to our prior comment 24 and reissue. Please provide the summary compensation table as required by Item 402(n).

<u>Related Party Transactions, page 23</u>

14. We note your response to our prior comment 27 and reissue. You state in the introductory paragraph to this section that all transactions that are reportable pursuant to Item 404(d)(1) are disclosed. Therefore, you must provide all the required disclosure under that item requirement. Please revise to provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K.

15. See the first three paragraphs that begin with "On June 1, 2008…" We note you revised the per share issuance price from $0.10 per share to $0.001 per share. With respect to the $40,500 historical valuation of share issuance to one of your founding shareholders, we note that the Statements of Stockholders' Equity reflects a total value of $192,402, which includes $151,902 of additional paid-in capital. Please reconcile and explain this difference. If the historical cost basis of the assets and interests is $40,500, the value of these shares appears to be overstated. Please revise or advise.

Financial Statements

16. We note you inadvertently omitted a written response to our prior comment 32, and as such, your written responses beginning with number 32 and ending at number 47, actually pertain to our prior comment numbers 33 through 48. Please note that the following comments where we reference our prior comments will pertain to our actual comment numbers 33 through 48.

Note 2. Unamortized Film Costs, page F-9

17. We note the revised financial statements you have provided in response to our prior comment 33. As the previously filed financial statements have been restated, please revise to provide the disclosures required by paragraph 26 of SFAS 154. The financial statement columns should also be labeled "Restated." Finally, please include a reference to the applicable footnote disclosure in the accompanying accountants' report as contemplated by AU Section 561.06.

Note 5. Stockholders' Equity, page F-10

18. Refer to the shares issued to Vega Entertainment. In Footnote 2, or in a separately labeled footnote, please expand your description of this transaction. Your description should be comparable to the description provided in the "Related Party Transactions" disclosure on page 27 of Amendment 1 to your Form S-1.

19. We have reviewed your responses to our prior comments 35, 36, and 37. We are unable to locate the copy of the "April 14, 2008 Asset Purchase Agreement by and between Lux GmbH and Midnight Movies Entertainment, Inc." as disclosed in your response to comment 36. Please provide us with the copy of this agreement. In addition, please tell us the ownership interest in Lux GmbH held by Mr. Jucht. Upon receiving such additional information, we will be able to better respond to your responses provided in previous comments 35, 36, and 37. Please provide us with the additional requested information.

20. We understand, from your responses, that the assets and interests acquired from MMEI did not constitute major portion of the business or assets of MMEI. Please confirm supplementally or tell us how our understanding is not correct.

Age of Financial Statements

21. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, please note that you will also have to include unaudited interim financial statements for the three months ended November 30, 2008 and related financial information (such as, but not limited to, Summary Financial Data, Dilution, and MD&A) in the next amendment to this Registration Statement on Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Significant Accounting Policies and Estimates, page 26

22. We note your changes made in response to our prior comment 39. Please move this section to directly following the section of "Controls and Procedures," as we note you have included your significant accounting policies beginning with "Use of Estimates" at page 27. Please note that the significant accounting policies included in MD&A should not be a reiteration of all of your accounting policies from the audited financial statements footnotes, but should include only those that are critical where estimates, judgments, and assumptions are used that could materially affect financial results. Please revise as appropriate.

Results of Operations, page 26

23. Refer to our prior comment 40 and see the second paragraph under this heading. It appears you inadvertently did not revise the disclosure to indicate that the radio media asset was written down by a factor of 50% rather than 80%. Please revise, if correct.

Part II

Item 28. Undertakings, page 33

24. We reissue our prior comment 44. Please revise paragraph (2) of the undertakings to remove the language "that contains a form of prospectus." Refer to Item 512(a)(2) of Regulation S-K.

Signatures, page 35

25. We note that you have deleted the reference to your principal executive officer,
principal financial officer and controller or principal accounting officer on the
bottom of your signature page. Please revise the signatures at the bottom of the
page with your next amendment. Refer to Instructions for Signatures of Form S-1.

Exhibits

General

26. Please file your articles of incorporation with your next amendment.

Exhibit 3.2

27. Please refile your bylaws to include Addendum A. All exhibits must be filed in full
and include all attachments and exhibits. Also include the fully executed and dated
unanimous consent.

Exhibit 5.1

28. We reissue our prior comment 45. Please revise the opinion to correctly reflect that
the number of shares of common stock to be sold by the selling shareholders.

29. With the next amendment, please ensure that the legal opinion is signed.

Exhibit 10.1

30. Please refile to include all schedules to this agreement. All exhibits must be filed
in full and include all attachment and exhibits.

Exhibit 10.2

31. Please refile to include Schedule A to this agreement. All exhibits must be filed in
full and include all attachment and exhibits.

Accountants' Consent

32. Amendments should contain currently dated accountants' consents. Manually
signed consents should be kept on file for five years. Reference is made to Rule
402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
         Fax: (951) 602-6049